Exhibit 11. Statement Regarding Computation of Per Share Earnings
	Year Ended June 30, 2004	Year Ended June 30, 2003
EQUIVALENT SHARES:
Weighted average shares outstanding	2,543,812	2,644,317

Total diluted shares	2,604,910	2,685,943

Net income	$ 3,512,179	$ 3,855,318

Basic earnings per share	$ 1.38	$ 1.46

Diluted earnings per share	$ 1.35	$ 1.44